BRANDON J. CAGE

Assistant Vice President, Counsel

Law Department

Phone: 949-219-3943

Fax: 949-219-3706

Brandon.Cage@pacificlife.com

October 20, 2016

Deborah D. Skeens

Senior Counsel

Office of Insurance Products

Division of Investment Management

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, DC 20549-0506

Re:                             Separate Account A of Pacific Life Insurance Company (811-08946)

Initial Registration Statement on Form N-4; Pacific Navigator

File Nos. 333-212627

Separate Account A of Pacific Life & Annuity Company (811-09203)

Initial Registration Statement on Form N-4; Pacific Navigator

File Nos. 333-212626

Dear Ms. Skeens:

On behalf of Pacific Life Insurance Company (“Pacific Life”), Separate Account A of Pacific Life (811-08946), Pacific Life & Annuity Company (“PLA”), and Separate Account A of PLA (811-09203) (hereinafter collectively referred to as “Registrants”), set forth below are responses to Staff comments received September 20, 2016, in connection with the above referenced Registration Statements on Form N-4, filed July 22, 2016. All disclosure changes included in this response will be made to all registration statements referenced above, unless otherwise noted.

General Comments.

1. Staff Comment: Please confirm that all missing information, including the financial statements and all exhibits, will be filed in pre-effective amendments to the registration statements.

Response: We hereby confirm that any missing information will be included and filed via a pre-effective amendment to the registration statements.

2. Staff Comment: Please confirm supplementally that the contract name on the front cover page of the prospectus is and will continue to be the same as that associated with the EDGAR class identifiers.

Response: We hereby confirm that the prospectus name (Pacific Navigator) will continue to be the same as that associated with the EDGAR class identifiers.

3. Staff Comment: Please clarify supplementally whether there are any types of guarantees or support agreements with third parties to support any of the benefits and/or features of the contracts or whether the company will be solely responsible for all benefits and features associated with the contracts.

Response: We hereby confirm that there are no third party support agreements; the company is primarily responsible for paying out any guarantees associated with this policy.

4. Staff Comment: A comment with regard to disclosure in one place applies in all other places where the same or similar disclosure appears.

Response: Duly noted.

Prospectus Comments.

Overview

5. Staff Comment: In the second paragraph, you state that certain contact features and benefits may vary or not be available in certain states and refer the contract owner to the Contract for state variations. Please disclose all material state variations in the prospectus or in an appendix, rather than referring the contract owner to his/her Contract. Also, in each place in the prospectus where you mention that state variations exist, please cross-reference the relevant section of the prospectus or appendix where such state variations are disclosed. Please also delete the last sentence which incorrectly suggests that the contract rather than the prospectus controls in the event they are inconsistent. Please also revise the “State Considerations” discussion on p. 90 accordingly.

Response: We modified the second paragraph accordingly. In addition, we modified the State Considerations section disclosure, and added cross references throughout the prospectus to the State Considerations section where applicable.

Transferring among Investment Options (p.8)

6. Staff Comment: The disclosure regarding the limitation on transfers in any calendar month is worded differently for the first two groups of investment options. Please make the two statements consistent, or clarify how a transfer involving an investment option (p. 8) differs from a transfer “into or out of” an investment option (p. 9). Please also make this clarification on p. 27.

Response: There is a difference between the two fund groups.  To provide clarity, we added an example for each group.

Fee Tables

7. Staff Comment: Please add narrative disclosure here of the base risk charge and administrative fees applicable after annuitization (as discussed on p. 31), as well as a cross reference to the section in the prospectus where such fees are discussed, as required by Item 3, Instr. 2 of Form N-4.

Response: We added the following disclosure after the fee table:

“The Mortality and Expense Risk Charge and the Administrative Fee will not continue after the Annuity Date if fixed annuity payments are elected.  If variable annuity payments are elected, both charges will continue after the Annuity Date. For more information about these charges, please see the CHARGES, FEES AND DEDUCTIONS - Mortality and Expense Risk Charge and Administrative Fee sections.”

8. Staff Comment: In Footnote 8 and elsewhere in the prospectus (e.g., p. 47), you state that only one guaranteed minimum accumulation benefit may be owned. Please revise this disclosure since there is only one such benefit offered in this prospectus.

Response: We removed the sentence referring to the guaranteed minimum accumulation benefit rider.

9. Staff Comment: With respect to the third sentence of the narrative following the range of “Total Annual Fund Operating Expenses,” please confirm supplementally that all waivers and/or expense reimbursement arrangements referenced in this section extend for a period of at least 12 months from the effective date of each Fund’s current registration statement.

Response: We hereby confirm that the “after waiver” expenses referenced in as outlined in the underlying fund prospectus will extend at least one year.

Expense Examples (p.15)

10. Staff Comment: The Expense Examples state that they reflect the “Four Year Withdrawal Option for all periods reflected below.” However, as stated elsewhere in the prospectus, the charges for this option terminate after four years. Therefore, please explain why the charges for this option are included in Year 5 of the Examples, since it appears to the staff that the charges for Year 5 would be more expensive without this option. Alternatively, please revise the examples to reflect a charge in Year 5 without this option.

Response: To avoid any confusion we included two tables. One with the Four Year Withdrawal Option, one table without the option, and modified the disclosure accordingly.

Your Investment Options

11. Staff Comment: Please separately identify (e.g., through asterisks) in this section and on the inside cover page the investment options that are available if certain optional riders are elected.

Response: We added an “*” at the beginning of each applicable Investment Option name (inside cover and in the Your Investment Options section) along with the following narrative:

“Only Investment Options marked with an “*” are available for investment if certain optional living benefit riders are elected.”

Default Annuity Date and Options (p. 35)

12. Staff Comment: Please revise the disclosure in this section to state that the default option is the variable option. See Guide 12 to Form N-4.

Response: We modified the disclosure accordingly.

Stepped up Death benefit (p. 40)

13. Staff Comment: Please revise the disclosure to clarify the distinction you are making in the following two sentences in the sub-section entitled “Purchasing the Rider”: “You may purchase this optional Rider at the time your application is completed. You may not purchase this Rider after the Contract Date.” Specifically, it is not clear from this disclosure whether “at the time your application is completed” means that the optional Rider may never be purchased after completion of the application. If this is the intended meaning, please so state. To the extent your discussions of other riders include this language, please revise such disclosure as well.

Response: We modified the disclosure [new disclosure is underlined for your reference] as follows:

“You may purchase this optional Rider at the time your application is completed and before your Contract is issued. You may not purchase this Rider after the Contract Date.”

Withdrawals (p. 43)

14. Staff Comment: In the “Optional Withdrawals” sub-section and elsewhere in the prospectus (e.g. “Pre- Authorized Withdrawals” on p. 44 and “General Information” on p. 45), you reserve the right to impose restrictions that you are currently not applying. In each such instance, please describe the prior notice that will be provided before you commence applying such restrictions.

Response: For each instance throughout the prospectus, we added disclosure that we will provide at least a 30 day prior notice before implementing any of the minimum or waiting period requirements that we are currently waiving.

Optional Living Benefit Rider (p. 45)

15. Staff Comment: We note that four guaranteed minimum withdrawals benefits are offered with similar terms and conditions. To assist an investor’s understanding of the differences among the benefits, please provide a table comparing the benefits. Please also indicate the type of investor for whom each benefit is best suited.

Response: We added a table comparing key features of the guaranteed minimum withdrawal benefits currently available. We respectfully decline to add any disclosure that would indicate the type of investor for whom each benefit is best suited.  The decision to purchase an optional benefit rider is made by the contract owner working with their financial advisor who is in the best position to provide guidance. To state that an optional benefit is best suited for a particular contract owner could be considered advice which we are in no position to provide.

Allowable Investment Options (p. 47)

16. Staff Comment: In the second to last sentence of the bolded paragraph, please delete the clause “unless we are required to give less notice,” or identify the circumstances in which Pacific Life would be required to give less notice and the notice period that would apply in such case.

Response: We deleted the disclosure.

Owner-Elected Resets (Non-Automatic) (p. 51)

17. Staff Comment: In the second paragraph, second sentence, you state that “Your election of this option may result in a reduction in the Protected Payment Base and Enhanced Income Amount. Generally, the reduction will occur when your Contract Value is less than the Protected Payment Base as of the Contract Anniversary you elected the reset.” It is not clear when it would be advantageous for an Owner to make this election. Please supplementally explain and revise this disclosure as appropriate. Please also revise similar disclosure which appears elsewhere in the prospectus.

Response: We respectfully decline to provide the requested disclosure. A scenario where an Owner-Elected Reset may be used is when no Automatic Resets have occurred and the Designated Life has reached a higher age band (e.g. was 64 years of age and turned 65). The attainment of a higher age band may provide for a higher Enhanced Income Percentage which in turn, could provide a higher annual withdrawal amount. This is a determination and request made by the contract owner and their financial advisor who is in the best position to provide guidance.  To state that a particular feature would be advantageous could be considered advice which we are in no position to provide.

Termination (p. 52)

18. Staff Comment: Please revise the first bullet to conform to earlier disclosure (bolded disclosure on p. 47) that the termination of the rider will only occur following a failure to correct an improper allocation after notice and opportunity to cure. This comment also applies to similar disclosure with respect to other riders.

Response: We modified the first bullet as follows [new disclosure underlined for your reference]:

“ the day any portion of the Contract Value is no longer allocated according to the Investment Allocation Requirements and no corrective action was taken, after written notice was provided, to comply with the requirements to continue the Rider,”

Ownership and Beneficiary Changes (p. 64)

19. Staff Comment: Please cross-reference where changes that adversely affect the benefits under the riders are discussed.

Response: We added a cross reference for this rider and for other joint life riders that have similar disclosure.

Pacific Life and the Separate Account (p. 76)

20. Staff Comment: Separate Account A: Please confirm, supplementally, that charges accumulated in the Separate Account, as discussed in the third paragraph of this sub-section, refer only to charges identified in the prospectus that have been accrued and assessed. Please also confirm in the second paragraph of this subsection that Pacific Life will always maintain in Separate Account A amounts equal to the reserves and other Contract liabilities of the Separate Account (i.e., amounts at least equal to the aggregate Variable Account Value).

Response: We hereby confirm that any charges accumulated in the Separate Account refer only to charges identified in the prospectus that have been accrued and assessed. In addition, we added the following sentence to the second paragraph:

“We must keep assets in the Separate Account equal to the reserves and contract liabilities sufficient to pay anticipated obligations under the contracts funded by the Separate Account.”

Inquiries and Submitting Forms and Requests (p. 87)

21. Staff Comment: Please delete the word “normally” in the first sentence of the last paragraph or explain the basis for the carve-out.

Response: We removed the word “normally”.

The General Account (p. 91)

22. Staff Comment: Please delete the statement “we have been advised that the SEC staff has not reviewed disclosure in this Prospectus relating to any fixed option.” Please also revise the last sentence to state that disclosure “is” rather than “may be” subject to certain provisions of the federal securities laws regarding accuracy and completeness of statements made in the prospectus.

Response: We made the requested modifications.

Part C

23. Staff Comment: Please include a power of attorney that specifically authorizes the filing of the current registration statement. At present, the registration statement incorporates by reference a power of attorney that does not cover this specific filing. See rule 483(b) under the Securities Act of 1933.

Response: We will include updated powers of attorney in a pre-effective amendment.

Tandy Representations

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Registrant and its management are in possession of all facts relating to the Registrant’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the Registrant requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

•                 should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filings;

•                 the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filings effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filings; and

•                  the Registrant may not assert staff comments or the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response: Pursuant to the Commission announcement dated October 5, 2016, Tandy representations are no longer required.

I believe that the foregoing is responsive to Staff comments.  If you have any questions, please call me at (949) 219-3943. Thank you.

Sincerely,

/s/ Brandon J. Cage

Brandon J. Cage